Daniel I. DeWolf | 212 692 6223 | ddewolf@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

November 14, 2016

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Investment Management, Disclosure and Review Office

3 World Financial Center

New York, NY 10281

Attention: Megan Miller

Re:	SharesPost 100 Fund

File Nos.: 333-184361 and 811-22759

Ladies and Gentlemen:

On behalf of SharesPost 100 Fund (the “Fund”), we hereby file with the Securities and Exchange Commission (the “Commission”) a response letter (the “Response Letter”) to the Comments (as defined below) of the Staff of the Commission’s Division of Investment Management on the Fund’s Annual Certified Shareholder Report (the “Annual Report”), as initially filed with the Commission on March 7, 2016.

Set forth below are the Fund’s responses, prepared in consultation with the Fund’s independent public accounting firm, to comments given by telephone (the “Comments”) on October 24, 2016, by Megan Miller. For convenience, we have summarized the Comments as we understand them, and have incorporated them into this Response Letter. Defined terms used herein but not defined will have the meanings used in the Annual Report.

1.	Comment: In future filings of the Annual Report, please consider specifying the basis on which the percentages are calculated in the “Portfolio Composition” chart.

Response: We acknowledge the Staff’s comment and will include the requested change in future filings.

2.	Comment: In future filings of the Annual Report, please include the city and state of the auditors in the Independent Public Accounting Firm’s audit opinion and internal control letter.

Response: We acknowledge the Staff’s comment and will include the requested change in future filings.

3.	Comment: In future filings of the Annual Report, please include a footnote in the Financial Highlights indicating that the Fund’s total investment returns do not reflect a sales load.

Response: We acknowledge the Staff’s comment and will include the requested change in future filings.

November 14, 2016

4.	Comment: Please confirm if any trustee fees were payable at period end. If so, these fees should be disclosed separately in accordance with Regulation S-X, Article 6, Rule 6-04.12. Please include such disclosure in future filings of the Annual Report.

Response: We confirm there were no trustee fees payable at period end. The disclosure will be made as appropriate in future periods if such a payable exists as of the reporting date.

5.	Comment: We note that the Fund has contingencies listed in Note 9 of the Financial Statements. In future filings of the Annual Report, please comply with the disclosure requirements of Regulation S-X, Article 6, Rule 6-04.15 by adding a line item for “commitments and contingent liabilities” to the Statement of Assets and Liabilities with a parenthetical reference to the disclosure in Note 9.

Response: We acknowledge the Staff’s comment and will include the requested change in future filings.

6.	Comment: Also with respect to Note 9 of the Financial Statements, please represent that the Fund reasonably believes its assets will provide adequate cover to satisfy all its unfunded commitments, and explain how the Fund’s assets provide reasonable cover.

Response: The Fund reasonably believes its assets will provide adequate cover to satisfy all its unfunded commitments. The Fund has ensured through its policies and procedures that it does not enter into an unfunded commitment unless it has reserved enough cash to meet the funding requirements thereof.

7.	Comment: In future filings of the Annual Report, with respect to Note 9 of the Financial Statements, please list each commitment to purchase securities separately by Portfolio Company. Also, in future filings of the Annual Report, please specify the name of each Portfolio Company with which the Fund has entered into an agreement to purchase such securities.

Response: We acknowledge the Staff’s comment and will include the requested changes in future periods as appropriate when the prospective transaction(s) reach the level of a firm commitment.

8.	Comment: Item 4(e)(2) of the Annual Report discloses that 100% of non-audit fees were approved by the Audit Committee. Do these non-audit fees account for more than 5% of the total amount of revenues paid by the Fund to its accountants during fiscal year 2015? If not, then why were such fees approved since the pre-approval requirement is waived if such non-audit fees account for 5% or less of the total amount of revenues paid by the Fund to its accountants during fiscal year 2015?

Response: The non-audit fees account for more than 5% of the total amount of revenues paid by the Fund to its independent public accounting firm for the fiscal year 2015. All such fees are generally subject to pre-approval through an abundance of caution.

9.	Comment: Within Level 3 reconciliation, the change in the unrealized appreciation of Level 3 investments still held at the period end should be shown by class and not in the aggregate across the Fund. Please make this change in future filings of the Annual Report.

Response: We acknowledge the Staff’s comment and will include the requested change in future filings.

November 14, 2016

10.	Comment: In future filings of the Annual Report, please make the disclosure requirements of Regulation S-X, Article 12, Rule 12-12 (footnote 6) with respect to any restricted securities.

Response: We acknowledge the Staff’s comment and will include the requested change in future filings.

11.	Comment: In future filings of the Annual Report, please disclose which series of stock the Fund owns in each Portfolio Company listed in the Schedule of Investments.

Response: We acknowledge the Staff’s comment and will include the requested change in future filings as appropriate.

12.	Comment: Please confirm all Fund investments in Fund affiliates have been disclosed in the Annual Report pursuant Regulation S-X, Article 12, Rule 12-14.

Response: The Fund has no investments in Fund affiliates.

13.	Comment: Per ASC 820-10-50-2bbb, please confirm any changes in valuation techniques of any of the Portfolio Companies.

Response: We confirm there have been no changes in valuation techniques for any of the Portfolio Companies.

Please call the undersigned at (212) 692-6223 with any comments or questions regarding the Annual Report and please send a copy of any written comments to the following parties:

Daniel I. DeWolf, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,

/s/ Daniel I. DeWolf .

Daniel I. DeWolf

cc:	SharesPost 100 Fund (Mr. Sven Weber)